ALSTON&BIRD LLP

The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300

Fax:202-239-3333

www.alston.com

David J. Baum

Direct Dial: 202-239-3346

E-mail: david.baum@alston.com

August 26, 2013

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Washington, DC 20549

Attn:  John Grzeskiewicz

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Post-Effective Amendment No. 108 to the Trust’s Registration Statement on Form N-1A, filed on July 3, 2013

File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Commission”) via telephone on August 16, 2013, relating to Post-Effective Amendment No. 108 to the Trust’s Registration Statement on Form N-1A filed on July 3, 2013 regarding the WOA All Asset I (the “Fund”), a series of the Trust.  A revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence.

Prospectus

Summary Section – Fees and Expenses of the Fund

Comment #1

Please confirm to the staff that the Fund’s change in investment strategy will not result in higher fees, such as acquired fund fees.

Response #1

We confirm that the Fund’s new investment strategy, as currently modeled, will not result in higher acquired fund fees and expenses.

Summary Section - Principal Investment Strategies

Comment #2

Please confirm in your response letter as to whether the changes to the Fund’s investment strategy were approved by shareholders, or if the Fund’s investment strategy/policies are not fundamental and may be changed without shareholder approval, please confirm that Board approved the changes and that shareholders were given 60 days’ notice.

 Response #2

The changes to the Fund’s investment strategy were not approved by shareholders because the Fund’s investment strategy/policies are not fundamental and may be changed without shareholder approval.  We confirm, however, that Board did approve the changes.  Additionally, shareholders were given notice of the changes via a supplement to the Fund’s Prospectus and Statement of Additional Information (“SAI”) filed on July 29, 2013 (SEC Accession No. 0000910472-13-002896).  We note, however, that although the Fund’s prospectus requires that shareholders be provided 60 days advance notice of any change to the Fund’s investment objective, neither the Fund’s prospectus nor its statement of additional information require that shareholders be given 60 days’ notice for changes to the Fund’s non-fundamental investment strategies/policies nor do we believe that these changes are of the sort requiring such notice.

Comment #3

Please add a statement that this could include junk bonds and expand the disclosure regarding the Fund’s investment in fixed income securities.  Also, please clarify if the Fund may invest in securities of any maturity or credit quality.

Response #3

The following disclosure has been added under the heading “Principal Investment Strategies” in both the Prospectus Summary and the Statutory Prospectus:

The Fund may invest in in Underlying Funds that invest in fixed income securities or directly in fixed income securities.  The Fund’s investment in fixed income may include junk bonds and the Fund may invest in securities of any maturity or credit quality.

Comment #4

Please explain why the Fund’s new investment strategy will result in a higher portfolio turnover.

Response #4

The Fund’s new investment strategy is unconstrained and may be more dynamic and opportunistic to take advantage of investment opportunities which may result in a higher portfolio turnover.  The Fund’s previous strategy was more static and constrained, and therefore, portfolio turnover was low.

Principal Investment Risks

Comment #5

Please add a statement to the “Non-Investment Grade Bond Risk” that these securities are often referred to as “junk bonds” and are considered to be highly speculative in nature.

Response #5

We have revised the disclosure as follows in response to your comment:

•

Non-Investment Grade Bond Risks – The Fund may invest in non-investment grade bonds, also known as “junk bonds” or in Underlying Funds that own non-investment grade bonds.  Non-investment grade bonds involve greater risk than investment-grade securities, including the possibility of default or bankruptcy. They tend to be more sensitive to economic conditions than higher-rated debt securities and, as a result, are generally more sensitive to credit risk than securities in the higher-rated categories.

Comment #6

Please confirm that the “Derivatives Risk” disclosure has been prepared in light of the “Derivatives-Related Disclosures by Investment Companies,” Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, Investment Company Institute (July 30, 2010)(the “ICI Letter”).

Response #6

We confirm that the derivatives disclosure has been prepared in light of the ICI Letter.

Portfolio Managers

Comment #7

Have the portfolio managers of the Fund changed? If so, please explain in the response letter why they have changed.

Response #7

Christopher H. Hylen was previously a portfolio manager of the Fund who has since changed offices with the Adviser and, as a result of that relocation, has moved into a sales, rather than portfolio management, role with the firm.  Accordingly, he has been removed as a portfolio manager of the Fund.  Jeffrey L. Scanga was previously an analyst with the Fund, but has now moved into a role of day-to-day portfolio management.  For that reason, his name has been added to the disclosure in the Prospectus and SAI.

Investment Strategies, Related Risks and Disclosure of Portfolio Holdings Principal Investment Strategies

Comment #8

By use of the word “global,” does this mean that the Fund can invest anywhere including the U.S., or excluding the U.S.  Please clarify.  Also, please clarify if the Fund will focus on a particular region or if it is possible that the Fund may invest entirely in US securities.

Response #8

We confirm that the Fund will be able to invest in all countries, including the U.S.  The Fund’s overall strategy will focus on global investment opportunities, and thus the Fund will not focus on any one region, although, as the investment strategy may dictate, the Fund may, from time to time, be invested entirely in U.S. securities or, for that matter, entirely in foreign securities.  We have added the following the disclosure in response to your comment:

The Fund may invest in securities of any country, including the U.S.  Although the Fund does not focus its investments on any particular region, it may, as the investment strategy dictates, invest all of its assets in a single country or region.

Statement of Additional Information

Investment Policies, Strategies and Associated Risks

 Comment #9

Under the heading “BELOW-INVESTMENT-GRADE DEBT SECURITIES” you state that  “The Fund may invest up to 100% of its net assets in debt securities that are rated below “investment grade” by Standard and Poor’s (“S&P”) or Moody’s Investors Services, Inc. (“Moody’s”) or, if unrated, are deemed by the Fund Manager to be of comparable quality.”  Please consider adding this disclosure to the Fund’s Prospectus.

Response #9

We have added the disclosure under the heading “Principal Investment Strategies” in both the Prospectus Summary and the Statutory Prospectus in response to your comment.

The Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form N-1A; (ii) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff in declaring the filing effective does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filings; and (iv) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum